Exhibit 5

May 27, 1997




Aluminum Company of America
1501 Alcoa Building
Pittsburgh, PA  15219


Ladies and Gentlemen:


You have requested my opinion as to the legality of any original issue shares, up to 8,600,000 shares, of common stock, par value $1.00 per share, of Aluminum Company of America (the "Company") which may be distributed pursuant to the Company's Long
Term Stock Incentive Plan (the "Plan") (formerly named the "Employee's Stock Option Plan"), which shares of common stock you are seeking to register with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended.

As Counsel of the Company I am generally familiar with its legal affairs. In addition, I have examined such documents as I have deemed appropriate for the purpose of this opinion.

In my opinion, if authorized but previously unissued shares of common stock of the Company shall be issued and sold or delivered to participants in the Plan pursuant to the provisions thereof, the said shares of common stock will be legally issued, fully paid and non-assessable.

I hereby consent to be named, in the registration statement, and amendments thereof, by which the securities to be issued pursuant to the Plan are registered with the Securities and Exchange Commission, and in any prospectus which is a part thereof, as counsel for the Company who has passed upon the legality of the securities registered thereby. I further consent to the filing of this opinion as an exhibit to the registration statement. I do not concede by these consents that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or by the rules and regulations of the Securities and Exchange Commission under that Act.

Very truly yours,


/s/Thomas F. Seligson
Thomas F. Seligson
Counsel